mK

[redacted]

SECU 10029711 SSION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 105

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 67607

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobeOp Markets Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Road
(No. and Street)

Harrison (City) NY (State) 10528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Fortino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Globeop Markets Limited, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBEOP MARKETS LIMITED

Statement of Financial Condition
December 31, 2009

GLOBEOP MARKETS LIMITED

Index

December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Stockholder of GlobeOp Markets Limited:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GlobeOp Markets Limited at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 1,198,510
Accounts receivable	248,687
Receivable from affiliate	132,868
Other assets	18,889
Total assets	**$ 1,598,954**
Liabilities and stockholder's equity	
Liabilities	
Accounts payable	$ 16,720
Current tax payable	106,306
Accrued expenses	269,922
Total liabilities	**$ 392,948**
Stockholder's equity	
Common stock (500,000 (£1 par) authorized, issued and outstanding)	898,675
Additional paid in capital	86,499
Accumulated other comprehensive loss	(179,567)
Retained earnings	400,399
Total stockholder's equity	**$ 1,206,006**
Total liabilities and stockholder's equity	**$ 1,598,954**

The accompanying notes are an integral part of these financial statements.

GLOBEOP MARKETS LIMITED

Schedule I - Computation of Net Capital Computed Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

---

1. Organization and nature of operations

GlobeOp Markets Limited (the "Company"), is a wholly owned subsidiary of GlobeOp Financial Services S.A. (the "Parent"). The Company was incorporated in the United Kingdom on November 7, 2005 and is a registered broker-dealer with the Securities and Exchange Commission and a member of both the Financial Industry Regulatory Authority ("FINRA") in the United States of America and the Financial Services Authority ("FSA") in the United Kingdom.

The Company provides electronic execution platforms that offer straight through trade processing of various investment products, provides clients with electronic access to offshore money market funds in order to invest their excess cash and offers web based performance reporting tools for hedge funds and their investors.

2. Significant accounting policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ASC 460 *Guarantees* (formerly, FASB Interpretation No. 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*) requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

The principal accounting policies adopted are set out below:

Cash
Cash is comprised of cash at bank only. At December 31, 2009 all cash was held at financial institutions in the United Kingdom.

Revenue Recognition
Fee revenue is comprised of and recognized as follows:

- For services which are transactional in nature, these are earned as the service is provided;
- For the provision of a subscription to certain database applications, these are earned each month the subscription is utilized; and
- For referrals of clients to third party asset managers, fees are earned based on the amount referred and are recorded as earned.
- Where the Company acts as an agent in providing third party services to its customers, revenue earned is presented net of expenses incurred and paid to the third party service provider.

Other income and interest income is recognized as earned.

Deferred Taxation
Deferred tax is recognized in respect of all temporary differences that have originated but not reversed at the statement of financial condition date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the statement of financial condition date. Temporary differences are differences between the Company's taxable results and its results as stated in the financial statements. However, deferred tax assets are recognized as recoverable and therefore recognized, only when, on the basis of all available evidence, the Company considers that it is more likely than not there will be suitable profits, from which the future reversal of the underlying timing differences can be realized. Deferred tax is measured at the expected tax rates that apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the statement of financial condition date.

Foreign Currency Translation
Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the statement of financial condition date, are recognized as a gain/loss on foreign currency exchange in the statement of operations as "Gain/Loss on foreign exchange".

The Company's functional currency is United Kingdom Pound Sterling. It is using United States Dollars as its reporting currency for the presentation of these financial statements.

The Company's operating result and financial condition are translated into the reporting currency as follows:

i. assets and liabilities for the statement of financial condition are translated at the closing rate at the date of the statement of financial condition;

ii. income and expenses for the statement of operation is translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

iii. all resulting exchange differences are recognized as a separate component of equity as other comprehensive income/(loss).

Employee Benefit Plan

The Company pays contributions to a privately administered benefit plan, which is a defined contribution plan. The Company contributes 4% of the employee's basic pay, provided the employee contributes a minimum of 1%. The contributions to the plan are recognized on the accrual basis. There are no fees incurred by the Company relating to the administration of this plan.

The Company has no legal or constructive obligations to pay further contributions if the plan does not hold sufficient assets to pay all employees the benefits relating to employee service in the current or prior periods.

Recent Accounting Standards

Accounting changes

<u>Uncertainty in Income Taxes</u>
In July 2006, the Financial Accounting Standard Board ("FASB") issued an accounting standard which clarifies the accounting for uncertainty in income tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. The standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. In September 2009, FASB issued an Accounting Standards Update ("ASU"), *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.* The ASU provides additional guidance on accounting for uncertainty in income taxes and amends certain disclosure requirements which only apply to nonpublic entities. The Company adopted the standard on January 1, 2009 and the ASU in September 2009. The adoption of this standard and the ASU had no impact on the Company's financial condition, results of operations or cash flows. As of December 31, 2009, the Company has not taken any income tax position as defined in this accounting standard.

The following are the major jurisdictions for the Company and the earliest tax year subject to examination: United States - 2009 and United Kingdom - 2006.

<u>Subsequent Events</u>
In May 2009, the FASB issued an accounting standard that requires disclosure of the date through which a company evaluated the events that occurred subsequent to the balance sheet date and whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted the new standard in 2009. The adoption of the new standard did not affect the Company's financial condition, results of operations or cash flows.

FASB Accounting Standards Codification
The Company adopted the amendments to ASC 105 (formerly, Statement of Financial Accounting Standard No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*) in 2009 which establish the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The adoption of the amendments had no impact on the Company's financial condition, results of operations or cash flows, except for the way how U.S. GAAP is referenced by the Company in its financial statements and accounting policies.

Future Application of Accounting Standards

Revenue Recognition - Multiple-Deliverable Revenue Arrangements
In October 2009, the FASB issued an ASU, *Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements.* The objective of this ASU is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. Subtopic 60525, Revenue Recognition—Multiple-Element Arrangements, establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, this Subtopic addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is in process of evaluating the impact of adopting this ASU.

3. Related party transactions

Other expenses include professional fees, occupancy and office costs of $174,358, which are paid by GlobeOp Financial Services Limited ("GFS Limited") and GlobeOp Financial Services LLC ("GFS LLC"), wholly owned subsidiaries of the Parent. Other expenses of $77,398 were incurred directly by the Company.

The Company has an informal arrangement with GFS Limited and GFS LLC whereby occupancy and office costs incurred by GFS Limited and GFS LLC are allocated to the Company based on employee headcount.

Employee compensation and benefits include payroll expenses of $161,877 recharged by GFS LLC to the Company based on the time spent by the employee of GFS LLC on matters related to the Company. This arrangement was entered into between the Company and GFS LLC in November 2008. .

4. Taxation

The Company determines its tax on a separate company basis and is part of a United Kingdom filing group where tax matters are settled as part of the group's tax position. The Company files United Kingdom tax returns only and has no other tax filing requirements.

For the year ended December 31, 2009 the Company's effective income tax rate differed from the United Kingdom statutory rate of 28% as follows:

Profit on ordinary activities before tax	$ 318,659
Reconciliation of tax provision	
Provision at standard UK corporation tax rate of 28%	89,225
Adjustments from prior years	3,270
Provision for US Federal taxes	10,000
Other	8,161
Tax provision	**$ 110,656**

5. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2009, the Company had net capital, as defined, of $709,018, which was $682,821 in excess of its net capital requirement of $26,197 and its ratio of aggregate indebtedness to net capital was 0.55 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

The Company is registered with the FSA, and is required to file its United Kingdom financial statements with them. The Company has capital of €681,082 and has a minimum capital requirement of €50,000 under FSA regulations which results in capital in excess of its minimum requirement of €631,082.

6. Litigation and contingencies

During 2009, the Company recorded a gain of approximately $231,099 (£160,000) upon receipt of settlement of litigation with former employees. The Company did not recognize the remaining settlement amount of approximately $57,770 (£40,000) which was outstanding at December 31, 2009 due to uncertainty of collection.

7. Concentration Risk

The Company's clients primarily operate in the hedge fund industry. Accordingly, the Company is potentially exposed to events that would impact that industry. For the year ending December 31, 2009, two of the Company's clients comprised over 58% and 32% of the Company's fee revenues.

8. Subsequent events

As of February 26, 2010, there are no subsequent events which would require adjustments or disclosures to the financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and
Stockholder of GlobeOp Markets Limited

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of GlobeOp Markets Limited for the period from April 1, 2009 through December 31, 2009, which were agreed to by GlobeOp Markets Limited, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating GlobeOp Markets Limited's compliance with the applicable instructions of Form SIPC-7T during the nine-month period ended December 31, 2009. Management is responsible for GlobeOp Markets Limited's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

   a. Checks written by the GlobeOp Markets Limited; and

   b. Agreed the assessment payments of $391 on July 27, 2009 and $1,292 on February 24, 2010 to checks obtained in 1a. above from the Company and noted no differences.

2. Compared the Total Revenues amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on GlobeOp Markets Limited's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $673,222 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers and noted no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $673,222 and $1,683, respectively of the Form SIPC-7T. No differences were noted.

PRICEWATERHOUSECOOPERS

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of GlobeOp Markets Limited, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GLOBEOP MARKETS LIMITED
1 SOUTH RD
HARRISON NY 10528-3309

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,683

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (391)

July 27, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,292

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,292

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLOBEOP MARKETS LIMITED
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 24 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC.31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 673,222
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 673,222
2e. General Assessment @ .0025	$ 1,683 (to page 1 but not less than $150 minimum)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and
Stockholder of GlobeOp Markets Limited:

In planning and performing our audit of the financial statements of GlobeOp Markets Limited (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PRICEWATERHOUSECOOPERS

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010